

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 26, 2023

Chris Stansbury
Chief Financial Officer
Lumen Technologies, Inc.
100 CenturyLink Drive
Monroe, LA 71203

>   **Re: Lumen Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed February 23, 2023**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2023**
>   **Filed May 2, 2023**
>   **Form 8-K Furnished on May 2, 2023**
>   **File No. 001-07784**

Dear Chris Stansbury:

        We have reviewed your April 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
(3) Goodwill, Customer Relationships, and Other Intangible Assets, page 83

1.   We note in your response to prior comment 3 that you used a market approach and a discounted cash flow method. Please tell us how each was weighted in estimating the fair value of the reporting units.

2.   With regards to your market approach, please describe the trends in your NA Business revenue and EBITDA multiples over the last several years. Also, you disclose on page 50

that you performed sensitivity analyses that considered a range of discount rates and EBITDA market multiples. Tell us whether you performed a sensitivity analysis of the NA Business revenue and NA Business EBITDA multiples and, if so, please provide. Lastly, in your response to prior comment 3, you indicate that your multiples were within the range of the peer group multiples. Please provide us with the range of the peer group multiples and tell us where the NA Business fell within the range.

3. You disclose the weighted average cost of capital (WACC) used for the NA Business reporting unit was 9.4% and you indicate in your response that this included a 5% company specific equity risk premium. Please tell us whether you included a company specific equity risk premium in the WACC assumption in prior quantitative analyses and, if not, why such premium was included in the 2022 analysis.

4. In your response you indicate that you compared revenue, Adjusted EBITDA growth and unlevered cash flow growth, as well as Adjusted EBITDA margin profiles and that the long-term growth rates used were in line or below comparable average growth for these measures in future years based on your long-term forecast. You also state that considering these factors, you concluded the selected WACC, market multiples, long-term growth rate estimated fair value and indicated control premium were all reasonable. Please expand on these points and explain further how you concluded that the NA Business growth rates used were reasonable including more details about the comparisons referenced. In this regard, tell us whether you compared these amounts and/or rates with peers and, if so, tell us what the range of peers was and explain where you were within the range.

5. Please tell us whether a sensitivity analysis was performed specific to the assumptions of revenue, adjusted EBITDA and unlevered cash flow growth rates, as well as the WACC, for the NA Business and if so, what those results were. Also, describe the trends in the NA Business assumptions over the last several years.

6. In your response, you indicate that one of the factors from which you determined that the 59% control premium was reasonable was that it was within the 1.3%-71.6% range of eleven transactions occurring between November 1, 2021 and October 31, 2022. Please provide us with more information regarding these eleven premiums, such as what they were individually or on a weighted average basis. Further, describe the trends in your control premium over the last several years and explain any significant changes.

7. We note your response to prior comment 5. Please explain further how the significant decline in the company's market capitalization throughout the last seven months (e.g. $7.6 billion as of October 31, 2022; $5.2 billion as of December 31, 2022; $2.4 billion as of April 5, 2023; and $2.3 billion as of May 2, 2023) did not trigger the need to perform a quantitative analysis; particularly given that the decline in market capitalization would presumably result in a much higher control premium that is outside the peer range. Further, please tell us whether you intend to perform a quantitative analysis in the quarter ended June 30, 2023.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Notes to Consolidated Financial Statements
(11) Segment Information, page 29

8.   We note your response to prior comment 7 and the revised disclosures here continue to include Total Adjusted EBITDA. As previously indicated, this is a non-GAAP measure and is prohibited in the notes to the financial statements. Accordingly, please revise to remove both tables on page 30. Further, we note that you removed the reconciliation of the total segments' measure of profit or loss to consolidated net income, which is required by ASC 280-10-50-30b. Therefore, revise to include the reconciliation from total segment adjusted EBITDA to net (loss) income, consistent with the reconciliation included on page 133 in the Form 10-K for the year ended December 31, 2022.

Form 8-K Furnished on May 2, 2023

Exhibit 99.1
Financial Results, page 2

9.   We note your response to prior comment 10 and revised presentation here. Please further revise to present Net Income, the most directly comparable GAAP measure to Adjusted EBITDA and Adjusted EBITDA, Excluding Special Items, and Net Income margin, the most directly comparable GAAP measure to Adjusted EBITDA Margin and Adjusted EBITDA Margin, Excluding Special Items, with greater prominence than the respective non-GAAP measures. Similar concerns apply to the presentation on page 3. In this regard, we note that you present Adjusted EBITDA, Excluding Specials Items and the respective margin without presenting the GAAP measure more prominently. Also, revise to remove the "Operating income" line in the reconciliation from net income to adjusted EBITDA on page 16. Refer to Question 103.02 of the Non-GAAP C&DIs.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology

cc: Taylor Kriner, Director SEC Reporting